UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), a publicly-held company, headquartered in São Paulo (SP), in compliance with the provisions of § 6 of article 12 of CVM Instruction 358/02, informs that received a declaration from Goldman Sachs & Co. LLC, located at 85 Broad Street, New York, United States of America, enrolled with CNPJ under No. 05.987.216/0001-06 (subsidiary of The Goldman Sachs Group, Inc.), and Goldman Sachs International, located at Peterborough Court, 133 Fleet Street, London, England, enrolled with CNPJ under No. 05.479.103/0001-08 (together, “Goldman Entities”), informing that they reached a consolidated position of 10,081,350 (ten million, eighty-one thousand and three hundred fifty) Linx common shares, corresponding to 5.32% of the total shares issued by the Company.

Goldman Entities also informed that they hold a short position in cash settled derivatives corresponding to 217,365 common shares of the Company.

Goldman Entities informed that this equity interest does not aim to change the composition of the Company's control or administrative structure. The full communication letter follows below.

Disclaimer: due to a typo, the letter refers to preferred shares of Linx, an asset not issued by the Company. Therefore, where “preferred shares” is described, read “common shares”.

São Paulo, March 26, 2021.

Ramatis Rodrigues

Investor Relations Officer

March 17, 2020

To
Linx S.A.
Attn.: Antonio Ramatis Fernandes Rodrigues
Investor Relations Officer
Avenida Doutora Ruth Cardoso, 7,221
São Paulo/SP - CEP 05425-902

Ref.: Acquisition of Shares

Dear Madam,

Goldman Sachs & Co. LLC ("Goldman Sachs"), a New York limited liability company, registered as a broker-dealer and as an investment adviser pursuant to the laws of the United States Securities and Exchange Commission,[38] a subsidiary of The Goldman Sachs Group, Inc., and enrolled with the C.N.P.J. under No. CNPJ 05.987.216/0001-06, Goldman Sachs International ("GSI"), a subsidiary of The Goldman Sachs Group, Inc., and enrolled with the C.N.P.J. under No. 05.479.103/0001-08, (the "Goldman Entities") by its undersigned legal representatives, in fulfillment of the obligation set forth in article 12, caput and §4, of CVM Normative Ruling No. 358, dated January 3, 2002, as amended ("CVM 358"), hereby informs you that on March 17, 2020, the Goldman Entities entered into transactions that resulted in a physically settled position equivalent to 10,081,350 (ten million, eighty-one thousand, three hundred fifty) preferred shares issued by Linx S.A. (the "Company"), or 5.32% (five point thirty-two percent) of the common shares of the Company.

Detailed position below:

17 de março de 2021

Par
Linx S.A.
At.: Antonio Ramatis Fernandes Rodrigues
Investor Relations Officer
Avenida Doutora Ruth Cardoso, 7,221
São Paulo/SP - CEP 05425-902

Ref.: Aquisição de Ações

Prezados Senhores e Senhoras,

Goldman Sachs & Co. LLC ("Goldman Sachs"), uma *limited liability company* devidamente organizada e existente de acordo com as leis do Estado de Nova Iorque e registrada como uma corretora e consultora de investimentos conforme as leis da Comissão de Câmbio e Valores Mobiliários dos Estados Unidos (*United States Securities and Exchange Commission*), subsidiária do The Goldman Sachs Group, Inc., e inscrita no C.N.P.J. sob nº CNPJ 05.987.216/0001-06, Goldman Sachs International ("GSI"), inscrita no C.N.P.J. sob nº 05.479.103/0001-08, (as "Entidades Goldman"), por seus representantes legais abaixo assinados, em cumprimento ao que estabelece o artigo 12, *caput* e §4º, da Instrução CVM nº 358, de 3 de janeiro de 2002, conforme alterada ("Instrução CVM 358"), comunicam que, em 17 de março de 2021, as Entidades Goldman realizaram operações que resultaram em uma posição de liquidação física equivalente a 10.081.350 (dez milhões, oitenta e um mil, trezentos e cinquenta) ações preferenciais de emissão da Linx S.A. (a "Companhia"), ou 5,32% (cinco virgula trinta e dois por cento) das ações ordiárias da Companhia.

Posição detalhada abaixo:

Reportable Summary/Resumo da Posição		
Common Shares/Ações Ordinárias –LINX	**Number of Shares**	**%**
Physically Settled / Liquidação Física		
Equity held Posição à vista	10,081,690	N/A
ADR instruments held (LINX) Posição à vista - ADR (LINX)	(340)	N/A
Total Holdings	**10,081,350**	**5.32**
Cash Settled Derivatives / Derivativos Liquidação Financeira		
Cash settled ISDA OTC derivatives (long positions)[24] Derivativos ISDA de balcão de liquidação exclusivamente financeira (posição comprada)	0	0
Cash settled ISDA OTC derivatives (short positions)[25] Derivativos ISDA de balcão de liquidação exclusivamente financeira (posição vendida)	217,365	0.11

[(1)] – The number already considers the conversion into the respective class. O número apresentado já considera a conversão em classe respectiva.

[(2) / (3)] – Based on the notional amount of derivatives. Com base no valor nocional dos derivativos.

This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure of the Company. Currently, the Goldman Entities do not target any quantity of the Company's shares. Other than as disclosed herein, there are no convertible debentures already held, directly or indirectly, by the Goldman Entities, nor any agreement or contract

Este é um investimento minoritário que não envolve mudança na composição do controle acionário ou na alteração da estrutura administrativa da Companhia. Atualmente, as Entidades Goldman não visam adquirir outras ações da Companhia. As Entidades Goldman, ou quaisquer de suas afiliadas ou controladas, não detém, direta e/ou indiretamente, debêntures conversíveis de emissão regulating voting rights or the purchase and sale of securities issued by the Company, to which the Goldman Entities are a party.

da Companhia, bem como não fazem parte de nenhum contrato ou acordo dispondo sobre direito de voto ou sobre a compra e venda de valores mobiliários de emissão da Companhia.

In accordance with article 12, § 6º of CVM 358, we request the Investor Relations Officer to kindly take the necessary provisions for the immediate transmission of the information contained herein to CVM and to BM&FBOVESPA.

Nos termos do artigo 12, § 6º da Instrução CVM 358, solicitamos ao Diretor de Relações com Investidores da Companhia a gentileza de que tome as providências para a imediata transmissão das informações aqui contidas à CVM e à BM&FBOVESPA.

We remain at your disposal should you need any further clarification of this matter. With respect to the subject of this letter, you may contact Fernanda Freire, telephone (55 11) 3371-4572, e-mail fernanda.freire@gs.com, with offices at Rua Leopoldo Couto de Magalhães Jr., nº 700, 16th floor, Itaim Bibi, São Paulo, SP, Brasil.

Permanecemos à disposição de V.Sas. para quaisquer esclarecimentos que se façam necessários. Em relação ao assunto tratado nesta correspondência, V.Sas. poderão contatar o Fernanda Freire, telefone (55 11) 3372-4572, email fernanda.freire@gs.com, com escritório na Rua Leopoldo Couto de Magalhães Jr., nº 700, 16º andar, Itaim Bibi, São Paulo, SP, Brasil.

Sincerely,

Atenciosamente,

March 19, 2021

19 de março de 2021.

Goldman Sachs & Co. LLC

Terry Mosher

Vice President/Vice Presidente

Goldman Sachs International

Terry Mosher

Vice President/Vice Presidente

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer